FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

For the month of September, 2006

CHAI-NA-TA CORP.

Unit 100 – 12051 Horseshoe Way

Richmond, British Columbia

V7A 4V4

Attachments:

1.

News Release dated September 1, 2006

2.

Material Change Report dated September 1, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F – [X]     Form 40-F – [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes – [   ] No – [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHAI-NA-TA CORP.

SIGNED “WILMAN WONG”

Date:  September 1, 2006

Wilman Wong

Chief Financial Officer/Corporate Secretary

Unit 100 – 12051 Horseshoe Way Richmond, BC V7A 4V4 Canada
Toll Free in Canada & USA: 1-800-406-ROOT (7668)
Telephone:(604) 272-4118 Facsimile: (604) 272-4113
OTCBB: “CCCFF”
Web: www.chainata.com

FOR IMMEDIATE RELEASE

Chai-Na-Ta Corp. Announces Share Conversion by Major Investor

RICHMOND, BRITISH COLUMBIA – September 1, 2006 – Chai-Na-Ta Corp. (OTCBB: “CCCFF”), announced that its major investor, Herb King International Limited, today converted 10,399,149 non-voting Series 1 Preferred Shares of Chai-Na-Ta (“Preferred Shares”) into an equivalent number of common shares, thereby raising its holdings of Chai-Na-Ta’s common shares to 84% from 78%.

Herb King, a wholly owned subsidiary of Road King Infrastructure Limited of Hong Kong, initially held 20,399,149 Preferred Shares acquired from John Hancock Life Insurance Company in April 2000. Herb King previously converted 10,000,000 Preferred Shares into common shares on a one-for-one basis in accordance with their terms. After giving effect to today’s conversion, no Preferred Shares remain outstanding.

Chai-Na-Ta Corp., based in Richmond, British Columbia, is the world’s largest supplier of North American ginseng. The Company farms, processes and distributes North American ginseng as bulk root, and supplies processed material for the manufacturing of value-added ginseng-based products.

This news release contains forward-looking statements that reflect the Company’s expectations regarding future events. These forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected. Such risks and uncertainties include, but are not limited to, the success of the Company’s ongoing research programs, general business conditions, and other risks as outlined in the Company’s periodic filings, Annual Report, and Form 20-F.

FOR FURTHER INFORMATION PLEASE CONTACT:

Chai-Na-Ta Corp.

Wilman Wong

Chief Financial Officer/Corporate Secretary

(604) 272-4118 or (Toll Free) 1-800-406-7668

(604) 272-4113  (FAX)

E-mail:  info@chainata.com

Website: www.chainata.com

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Reporting Issuer

Chai-Na-Ta Corp.      (the “Company” )

Unit 100 - 12051 Horseshoe Way

Richmond, BC

V7A 4V4

Phone: (604) 272-4118

Fax: (604) 272-4113

Item 2.

Date of Material Change

September 1, 2006

Item 3.

Press Release

A press release announcing the material change was issued by the Company on September 1, 2006 at Vancouver, British Columbia

Item 4.

Summary of Material Change

The Company announced that its major investor, Herb King International Limited, converted 10,399,149 non-voting Series 1 Preferred Shares of Chai-Na-Ta into common shares on September 1, 2006.

Item 5.

Full Description of Material Change

The Company announced that its major investor, Herb King International Limited, today converted 10,399,149 non-voting Series 1 Preferred Shares of Chai-Na-Ta (“Preferred Shares”) into an equivalent number of common shares, thereby raising its holdings of Chai-Na-Ta’s common shares to 84% from 78%.

Herb King, a wholly owned subsidiary of Road King Infrastructure Limited of Hong Kong, initially held 20,399,149 Preferred Shares acquired from John Hancock Life Insurance Company in April 2000. Herb King previously converted 10,000,000 Preferred Shares into common shares on a one-for-one basis in accordance with their terms. After giving effect to today’s conversion, no Preferred Shares remain outstanding.

Item 6.

 Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.

Omitted Information

Not applicable

Item 8.

Senior Officer

Wilman Wong, Chief Financial Officer and Corporate Secretary of the Company is knowledgeable about the material change and this report and may be contacted at (604) 272-4118.

Item 9.

Date of Report

September 1, 2006

CHAI-NA-TA CORP.

Per:

“Wilman Wong”

Wilman Wong,

Chief Financial Officer & Corporate Secretary